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FEB 24 2012

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42040

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2011** (MM/DD/YY) AND ENDING **DECEMBER 31, 2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **HIGH POINT CAPITAL GROUP, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 HIGH POINT DRIVE, SUITE 375
(No. and Street)

COCOA	FLORIDA	32926
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT E. ANDERSEN, JR. **321-636-1247**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

AP
3/12

OATH OR AFFIRMATION

I, ROBERT E. ANDERSEN, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or HIGH POINT CAPITAL GROUP, INC., as of December 31, 2011 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

NOTARY PUBLIC-STATE OF FLORIDA
Susan C. Timmins
Commission # DD873760
Expires: JUNE 04, 2013
BONDED THRU ATLANTIC BONDING CO., INC.

Susan C Timmins
Public Notary

Robert E. Andersen Jr.
Signature

PRESIDENT
Title

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HIGH POINT CAPITAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2011

HIGH POINT CAPITAL GROUP, INC.

FINANCIAL STATEMENTS
For the year ended December 31, 2011

TABLE OF CONTENTS

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

INDEPENDENT AUDITORS' REPORT

To the Stockholders'
High Point Capital Group, Inc.

We have audited the accompanying statement of financial condition of High Point Capital Group, Inc. as of December 31, 2011, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of High Point Capital, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Schedules presented on pages 10 &11 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ohab and Company, PA

Maitland, Florida
February 22, 2012

HIGH POINT CAPITAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

Assets:		
Cash and cash equivalents	$	107,384
Deposit with clearing organization		100,239
Marketable securities owned, at market value		16,781
Broker-dealer license		15,532
	$	239,936

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Due to clearing organization	$	1,137
Accounts payable	$	3,599
Advances from stockholder		25,516
		30,252
Stockholder's equity:		
Common stock, $10 par value; 10,000 shares authorized, 1,000 shares issued and outstanding		10,000
Additional paid-in capital		143,000
Retained earnings		56,684
		209,684
	$	239,936

The accompanying notes are an integral part of these financial statements.

HIGH POINT CAPITAL GROUP, INC.

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2011

Revenues:		
Commissions, management fees and clearing charges	$	21,479
Principal transactions		4,411
Interest income		254
Total revenues		26,144
Expenses:		
Commission expense		5,497
Ticket charges		12,995
Other operating expenses		7,652
Total expenses		26,144
Net income	$	-

The accompanying notes are an integral part of these financial statements.

HIGH POINT CAPITAL GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, December 31, 2010	$ 10,000	$ 143,000	$ 56,684	$ 209,684
Net income	-	-	-	-
Distributions	-	-	-	-
Balances, December 31, 2011	$ 10,000	$ 143,000	$ 56,684	$ 209,684

The accompanying notes are an integral part of these financial statements

HIGH POINT CAPITAL GROUP, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2011

Subordinated borrowings at January 1, 2011	$	-
Increases		-
Decreases		-
Subordinated borrowings at December 31, 2011	$	-

The accompanying notes are an integral part of these financial statements.

HIGH POINT CAPITAL GROUP, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2011

Cash flows from operating activities:	
Net income	$ -
Adjustments to reconcile net income to net cash flows from operating activities:	
Changes in:	
Deposit with clearing organization	(239)
Marketable securities owned	(2,070)
Accounts payable	3,599
Due to clearing organization	247
Advances from stockholder	(1,624)
Net cash used in operating activities	(87)
Cash and cash equivalents at beginning of period	107,471
Cash and cash equivalents at end of period	$ 107,384

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2011

Note 1 – Summary of Significant Accounting Policies

Nature of Business

High Point Capital Group, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company engages in on-line trading for its own account and handles the retail accounts of certain customers. The Company is a Florida Corporation located in Brevard County, Florida.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2011, the Company had no uninsured cash balances.

Revenue and Cost Recognition

Revenue is recorded when commissions are earned and expenses are recorded as incurred.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade-date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities and commodities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement-date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with accounting principles generally accepted in the United States of America.

Commissions

Commissions and related clearing charges are recorded on a trade-date basis as securities transactions occur. Commissions receivable represent amounts due from clearing brokers, net of amounts payable for ticket charges and other fees. Receivables are considered delinquent when they are 30 days past due. A portion of commissions receivable is charged against an allowance for doubtful accounts when all collection efforts have been exhausted. Based on past collection experience and industry standards, management considers commissions receivable to be 100% collectible. Accordingly, no allowance for doubtful accounts or bad debt expense has been recorded for the year ended December 31, 2011.

Note 1 – Summary of Significant Accounting Policies (cont.)

Broker-Dealer License

The broker-dealer license is carried at cost and evaluated annually for impairment. Impairments in asset recoverability are recognized as incurred.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S Corporation for both federal and state income tax purposes. In lieu of corporation income taxes, the shareholders of an S Corporation are taxes on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note 2 – Deposit with Clearing Broker

The Company is an introducing broker whose customers are serviced by a clearing broker on a fully disclosed basis. Under the agreement with the clearing broker, the Company must maintain a deposit of $100,000 with the clearing broker. In addition, the agreement holds the Company contingently liable for margin liabilities of its customers.

Note 3 - Investments

Fair Value Measurements

Accounting principles generally accepted in the United States of America ("GAAP") establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under GAAP are described below:

- Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- Level 2 - Inputs to the valuation methodology include:

  - Quoted prices for similar assets or liabilities in active markets;

  - Quoted prices for identical or similar assets or liabilities in inactive markets;

  - Inputs other than quoted prices that are observable for the asset or liability;

  - Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Note 3 - Investments (cont.)

Fair Value Measurements (cont.)

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Marketable securities, which are included in Level 1, are value at the net asset value of shares held by the Company at year end in the amount of $16,781 at December 31, 2011.

Total gains for the year ended December 31, 2011 was $4,411. This amount is included in principal transactions on the statement of operations.

This method my produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There are no assets or liabilities measured at fair value on a recurring basis using Level 2 or Level 3 inputs.

Note 4 - Related Party Transactions

Commissions expense is incurred with corporations related to the Company by common ownership. Such expenses amounted to $5,497 for the year ended December 31, 2011.

The Company conducts its operations from premises owned by the stockholder. Rent expense amounted to $2,400 for the year ended December 31, 2011.

Advances from stockholder are uncollateralized, non-interest bearing, and are due on demand.

Note 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2011, the Company had excess net capital of $91,635 and a net capital ratio of 2.47 to 1.

Note 6 - Subsequent Events

In accordance with the Subsequent Events Topic of the FASB Accounting Standards Co9dification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from January 1, 2012 through February 22, 2012, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financials statements to be misleading.

HIGH POINT CAPITAL GROUP, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
AND RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)
As of December 31, 2011

Computation of basic net capital requirements:	
Total member's equity qualified for net capital	$ 209,684
Deductions:	
Non-allowable assets	
Broker-dealer license	15,532
Total non-allowable assets	15,532
Net capital before haircuts and securities positions	194,152
Haircuts:	
Securities positions	2,517
	2,517
Net capital	191,635
Net capital requirement	100,000
Excess net capital	$ 91,635

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2011.

HIGH POINT CAPITAL GROUP, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2011

Total aggregate indebtedness:	
Due to clearing organization	1,137
Accounts payable	3,599
Aggregate indebtedness	$ 4,736
Ratio of aggregate indebtedness to net capital	2.47 to 1

HIGH POINT CAPITAL GROUP, INC.

INFORMATION RELATING TO EXEMPTIVE PROVISION REQUIREMENTS UNDER SEC RULE 15c3-3
As of December 31, 2011

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (ii) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (ii) of the Rule.

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

**REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3**

To the Stockholder
High Point Capital Group, Inc.

In planning and performing our audit of the financial statements of High Point Capital Group, Inc. (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Maitland, Florida
February 22, 2012